             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
        UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                     (Amendment No. 15)


                Chris-Craft Industries, Inc.
                      (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
      $1.00 per share; Class B Common Stock, par value
 $.50 per share; and Common Stock, par value $.50 per share
               (Title of Class of Securities)


          170520-30-8; 170520-50-6  and  170520-10-0
                       (CUSIP Number)

                _____________________________


Check the following box if a fee is being paid with this
statement [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


               (Continued on following pages)

CUSIP No. 170520-30-8,        13G            Page 2 of 6
Pages
          170520-50-6, and
          170520-10-0,

1)   Name of Reporting Person:
     Chris-Craft Industries, Inc. Employees' Stock Purchase
     Plan (the "Plan")

     SS or IRS Identification No. of Above Person:
     Inapplicable

2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)

(a)  /    /

(b)  /    /

3)   SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number of      5)   Sole Voting Power:  246 shares of $1.40
Shares Bene-        Convertible Preferred Stock, 369,114
ficially Owned      shares of Class B Common Stock and
by Each             836,364 shares of Common Stock
Reporting      6)   Shared Voting Power:  None
Person with    7)   Sole Dispositive Power:  None
               8)   Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   246 shares of $1.40 Convertible Preferred
               Stock, 369,114 shares of Class B Common
               Stock, and 836,364 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          Less than 1.0% of $1.40 Convertible Preferred
          Stock, 5.0% of Class B Common Stock, and 4.1% of
          Common Stock

12)  Type of Reporting Person (See Instructions):
          EP

Item 1(a).     Name of Issuer:
                 Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 Chris-Craft Industries, Inc. Employees'
                 Stock Purchase Plan

Item 2(b). Address of Principal Business Office or, if none,
               Residence:

                 Chris-Craft Industries, Inc.
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                              I

               Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               19.47587 shares of Class B Common Stock and
               9.73794 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 29.21381 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                             II

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                             III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

                    I ($1.40 Convertible Preferred Stock) --
                         170520-30-8

                    II (Class B Common Stock) -- 170520-50-6

                    III (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.


Item 4.   Ownership.

                           I             II        III

                         $1.40
                         Convert-
                         ible       Class B
                         Preferred  Common        Common
                         Stock      Stock(1)      Stock(2)
(a)  Amount Beneficially
     Owned (3):            246      369,114       836,364

(b)  Percent of Class
     (outstanding at
     December 31, 1993) (4): *         5.0%          4.1%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
     vote or to direct
     the vote              246      369,114        836,364

     (ii)  shared power to
     vote or to direct
     the vote              --         --             --

     (iii)  sole power to
     dispose or to direct
     the disposition of    --         --             --

     (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of               --         --             --

___________________
*Less than 1%.

(1)  Class B Common Stock amounts in this table include
     4,791 shares of Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(2) Common Stock amounts in this table include 371,509 shares of Common Stock issuable upon conversion of (i)
     $1.40 Convertible Preferred Stock and (ii) Class B
     Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(3) Includes only those shares held by the Trustee of the Plan at December 31, 1993. The shares held in the Plan are held for the benefit of the employees who are members of the Plan. A committee appointed by the Board of Directors of Chris-Craft is empowered to direct voting of the shares held by the Trustee under the Plan. Messrs. Herbert J. Siegel, James J. Rochlis, and Lawrence R. Barnett are the members of said committee.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1993 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1993 plus those issuable upon conversion of (i) $1.40 Convertible Preferred Stock shown in Column I and
     (ii) Class B Common Stock shown in Column II.

Item 5.   Ownership of Five Percent or Less of a Class:
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person:
          See Note (3) to Item 4.

Item 7. Identification and Classification of the Subsid-iary Which Acquired the Security Being Reported on
          By the Parent Holding Company:
          Inapplicable.

Item 8. Identification and Classification of Members of the Group:
          Inapplicable.

Item 9.   Notice of Dissolution of Group:
          Inapplicable.

Item 10.  Certification:
          Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 9, 1994


By:  /s/ Herbert J. Siegel
     Herbert J. Siegel
     Member of Committee
     Administering the
     Employee Stock
     Purchase Plan


By:  /s/ James J. Rochlis
     James J. Rochlis
     Member of Committee
     Administering the
     Employee Stock
     Purchase Plan


By:  /s/ Lawrence R. Barnett
     Lawrence R. Barnett
     Member of Committee
     Administering the
     Employee Stock
     Purchase Plan